March 22, 2010

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Harley-Davidson, Inc.

Form 10-K for the year ended December 31, 2009

File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter of the Securities and Exchange Commission (the “Staff”) dated March 12, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with those set forth in the Staff’s letter.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis

Liquidity and Capital Resources as of December 31, 2009, page 49

1.	We note that this section of MD&A discusses the operating, investing and financing cash flow activity for continuing operations. Please revise future filings to describe how cash flows from discontinued operations are also reported in the cash flow statement, and to describe how the absence of cash flows from discontinued operations is expected to affect liquidity and capital resources. For example, you should disclose the effect on financing levels, terms, covenants, etc.

Company Response:

We will revise the Liquidity and Capital Resources section of MD&A in future filings to describe how cash flows from discontinued operations are presented in the consolidated statement of cash flows and how the absence of cash flows from discontinued operations is expected to affect the Company’s liquidity position and capital resources. We will also disclose, as applicable, how cash flows from discontinued operations affect items such financing, terms, covenants, etc.

Notes to the Financial Statements

Note 3. MV Agusta Acquisition and Planned Divestiture, page 77

2.	We note your disclosure that in October 2009 the Company committed to the divestiture of MV as part of its new business strategy and as a result MV is now presented as discontinued operations for all periods presented. Please tell us, and revise future filings to disclose why you believe the sale of MV Agusta is probable within one year. Include as part of your response whether an active program to locate a buyer or any other actions required to sell the business have been initiated. See guidance in FASB ASC 205-20-50.

Company Response:

During the fourth quarter of 2009, following our Board of Directors’ approval, we announced our commitment to divest MV Agusta and initiated an active program to market MV Agusta and locate a buyer. As part of that program we engaged a third party investment bank to assist with the marketing and sale of MV Agusta. We initiated this program with the objective of selling MV Agusta at a price that is reasonable in relation to its fair value and completing the sale of MV Agusta by mid-2010. MV Agusta is available for immediate sale subject only to terms that are usual and customary for the sale of a business. Based on our progress with the effort to sell MV Agusta, we believed as of the filing date of the Form 10-K and continue to believe currently that a sale of MV Agusta will be completed during 2010. We will revise our future filings to include disclosure concerning our expectation to complete the sale of MV Agusta within one year and the key factors supporting that expectation.

Note 4, Restructuring Expense and Other Impairments, page 78

3.	We note that as part of your 2009 Restructuring Plan, you intend to exit the Buell product line. Please explain to us how you intend to exit the product line, specifically if you intend to sell the product line to a third party and how you intend to account for the exit of the Buell product line in accordance with FASB ASC 360-10-35, 360-10-40 and 360-10-45. If you intend to sell the product line please tell us why you have not presented this asset group as part of discontinued operations.

Company Response:

We are exiting the Buell product line by winding down all activities related to the production and sale of Buell motorcycles. The production of Buell motorcycles ceased in the fourth quarter of 2009 and the sale of remaining Buell motorcycle inventory to dealers and/or distributors is expected to be completed during 2010. The Company will continue to support the product through the sale of parts over the next several years; however, those sales are expected to be insignificant relative to the Company’s Harley-Davidson product sales. Equipment formerly utilized solely for the production or sale of Buell motorcycles has been or will be scrapped or disposed of at or near salvage value. Our plans to exit the Buell product line did not contemplate a sale of the product line to a third party primarily because of the high level of integration between the Buell and Harley-Davidson product lines. Given our plans, we considered the equipment related to the Buell product line to be “Held and Used” and performed an impairment test to determine the appropriate carrying value of that asset group. The results of that analysis indicated that those assets were impaired, and we determined that the fair value of those assets was effectively equal to their scrap or salvage value. This resulted in an impairment charge of $18.0 million in 2009 that was included in income from continuing operations.

4.	We note your disclosure of the amounts related to the 2009 Restructuring Plan that have been included in accrued liabilities as of December 31, 2009. In future filings, please revise your disclosure to all include the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date. See FASB 420-10050 (paragraph 20b of SFAS No. 146.)

Company Response:

In future filings we will disclose in the notes to the financial statements the total amount expected to be incurred in connection with our restructuring activities, the amount incurred for restructuring activities in the period, and the cumulative amount of restructuring expense incurred to date.

Note 7. Off-Balance Sheet Finance Receivable Securitization Transactions, page 82

5.	We note your disclosure that on March 31, 2009 you adopted the guidance in ASC 320-10-65-1. We also note your disclosure of the components of the impairment for the nine months ended December 31, 2009. Please note that FASB ASC 320-10-45-8A requires disclosure of total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income on the face of the statement of operations. It appears that not only is your disclosure not included on the face of the statement of operations but it does not show the components as required. A table should be disclosed which shows the total other-than-temporary impairment losses (which includes both amounts included in earnings and other comprehensive income) then offset for the amount that is included in other comprehensive income which results in the amount of impairment losses recognized in earnings. Please revise future filings accordingly. Also, please explain to us why you are reclassifying a portion of the impairment loss from other comprehensive income to current earnings subsequent to the adoption of ASC 30-10-55-64.

Company Response:

With respect to disclosing the other-than-temporary impairment and its components on the face of the statement of operations, we concluded that the amounts were immaterial for separate disclosure on the face of the statement of operations. We did, however, provide the required disclosure in Note 7 of the Form 10-K on page 83. The first table on page 83 provides the required disclosure for the total other-than-temporary impairment losses, the portion of loss reclassified from other comprehensive income, and the net impairment losses recognized in earnings for the nine months ended December 31, 2009.

The reclassification of a portion of other comprehensive loss to current earnings represents a change in the nature of the other-than-temporary impairment loss previously recognized from non-credit to credit. During 2009, the fair value of the retained securitization interest remained below amortized cost and was negatively impacted by higher actual and anticipated credit losses reducing the total expected cash flows related to this asset. However, the negative impact associated with credit losses was partially offset by the positive impact of a decrease in the discount rate during 2009, which was fully attributable to non-credit components.

The total decrease in fair value including both the positive impact of the discount rate change and the negative impact of reduced cash flows resulting from higher credit losses resulted in total other-than-temporary impairment losses during 2009 of $22.2 million (as reported in the table on page 83 of the Form 10-K). To comply with FSP FAS 115-1, only the change in fair value resulting from the higher credit loss assumptions should be recognized in earnings. Therefore, the change in fair value related to the credit loss assumptions was calculated using the initial discount rate assumed at the date the investment in retained securitization interest was established. This calculation resulted in an impairment loss recognized in earnings of $28.2 million (as reported in the table on page 83 of the Form 10-K). This amount was greater than the total other-than-temporary impairment losses calculated, and accordingly, $6.0 million of losses previously recorded in other comprehensive income as non-credit related losses were required to be reclassified to earnings as credit related losses, as required by FSP FAS 115-1.

With respect to revising our future filings, we continue to believe that disclosure on the face of the statement of operations is not necessary as the amounts are immaterial. We will continue to disclose the table in the notes to the financial statements. In reaching this conclusion, we have also considered the effect of adopting Statement of Financial Accounting Standard (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” and SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” on January 1, 2010, which will result in the elimination of the investment in retained securitization interest balance from the consolidated balance sheet.

Note 10. Fair Value Measurements, page 89

6.	We note from your disclosure in Note 1 that you have classified your investments in marketable securities as available for sale, requiring the Company to carry them at fair value with any unrealized gains or losses reported in other comprehensive income. Please revise your disclosure in Note 10 in future filings to include marketable securities in your disclosures of recurring fair value measurements.

Company Response:

In future filings we will include the fair value of marketable securities in our fair value measurements disclosure as an asset that is measured at fair value on a recurring basis.

7.	We note your disclosure on non-recurring fair value measurements. In future filings, please revise to present the information using a tabular format which includes disclosure of the asset amount at year end and the total gain/loss recognized in the fair value determination. See guidance in FASB ASC 820-10-50 and ASC 820-10-55-64.

Company Response:

In future filings we will present the fair value of assets and liabilities measured at fair value on a non-recurring basis using a tabular format which includes disclosure of the asset or liability amount and the total gain or loss recognized in the fair value determination.

Note 14. Income Taxes, page 97

8.	We note the reconciliation of the income taxes at the statutory rate to the provision for income taxes includes a line item titled “other.” Please explain to us and disclose in future filings, the nature of any significant amounts included in the “other” category.

Company Response:

We acknowledge the requirement to disclose the estimated amount and the nature of each significant reconciling item included in the reconciliation of income tax expense at the statutory rate to total income tax expense. In applying this requirement, we have disclosed certain items regardless of their amount that we feel are useful in understanding the impact of the Company’s ongoing tax benefits and costs such as state taxes, domestic manufacturing deductions, and research and development credits.

As noted in the Staff’s comment, the 2009 reconciliation of income taxes at the statutory rate to the total provision for income taxes includes a line item titled “other.” The components of “other” include: 3.6 percentage points for the expense of audit settlements; 2.6 percentage points related to tax implications of investments in low income housing partnerships; 0.5 percentage points for the expiration of a U.S. Federal capital loss carryforward; (1.5) percentage points for a tax benefit related to foreign sales; (1.1) percentage points of tax benefit related to foreign exchange adjustments and 0.1 percentage points for miscellaneous inconsequential items.

In future filings we will continue to evaluate all reconciling items and separately disclose the estimated amount and the nature of each item deemed to be significant. Also, in consideration of the Staff’s comments, we plan to separately disclose the expense of audit settlements and the tax implications of investments in low income housing partnerships when presenting the 2009 income tax rate reconciliation in future filings.

Note 19, Share-Based Awards, page 109

9.	We note from your disclosure of assumptions used in calculating the lattice-based fair value of options granted during 2009, 2008 and 2007, that the expected dividend yield increased in 2009 from 2.0% to 3.3%. In light of your disclosure on page 49 of MD&A that the Board of Directors approved quarterly dividends in 2009 that were reductions of the amounts paid in 2008, please tell us why you have increased the dividend yield assumption for purposes of valuing your stock options.

Company Response:

The expected dividend yield assumption was higher in 2009 than in 2008 due to a decrease in the Company’s stock price from 2008 to 2009. The expected dividend yield assumption in 2009 did reflect a lower assumed dividend per share than in 2008 (consistent with the disclosure on page 49 of MD&A that the Board of Directors approved quarterly dividends in 2009 that were reductions of the amounts paid in 2008). However, the impact of the lower stock price in 2009 more than offset the impact of a lower assumed dividend per share in 2009 resulting in the higher expected dividend yield.

The 2009 expected dividend yield of 3.3% corresponds to an implied annual dividend per share assumption of $0.40 using the stock price as of the Company’s 2009 annual grant date of $12 per share. Comparatively, the 2008 expected dividend yield of 2.0% corresponds to an implied annual dividend per share assumption of $0.78 using the stock price as of the Company’s 2008 annual grant date of $39 per share.

Supplementary Data – Quarterly Financial Data (Unaudited), page 122

10.	Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

Company Response:

In future filings we will disclose the effect of any material unusual or infrequently occurring items recognized in any of the quarters presented in the Quarterly Financial Data table.

The Company acknowledges as follows: it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing responses to the undersigned at (414) 343-4101.

Very truly yours,

/S/ John A. Olin
John A. Olin
Senior Vice President and Chief Financial Officer